[redacted]

15027514

SECURIT 15027514)N
Washington, D.C. 20549

SEC PROCESSING RECEIVED AUG 28 2015 Washington D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonfund Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Old Danbury Road
(No. and Street)

Wilton	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann L. Chu 203-563-5085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann L. Chu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonfund Securities, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Carolyn N Blanch
Notary Public

CAROLYN N. BLANCH
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonfund Securities, Inc.
(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)
Index
June 30, 2015

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Commonfund Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonfund Securities, Inc. (the "Company") at June 30, 2015, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 26, 2015

Commonfund Securities, Inc.
(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)
Statement of Financial Condition
June 30, 2015

Assets	
Cash and cash equivalents (Note 2)	$ 8,977,228
Receivables from affiliated organizations	11,358,676
Deferred tax asset	89,137
Property and equipment, at cost, less accumulated depreciation and amortization (Note 2)	43,723
Prepaid expenses and other assets	201,120
Other receivables	39,862
Total assets	$ 20,709,746
Liabilities and Shareholder's Equity	
Compensation payable (Note 7)	$ 3,650,237
Accounts payable and accrued expenses	584,100
Current tax liability	908,770
Payable to affiliated organizations	184,362
Total liabilities	5,327,469
Commitments and contingencies (Note 6)	
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)	10
Paid-in-capital	3,555,418
Retained earnings	11,826,849
Total shareholder's equity	15,382,277
Total liabilities and shareholder's equity	$ 20,709,746

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly-owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo.") a wholly-owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo. and the Company expanded its broker-dealer services to Commonfund and all of its subsidiaries. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company's results of operations are included in the Federal consolidated and State combined income tax returns of HoldCo. The Company also files separate state income tax returns in other jurisdictions. The Company has a tax sharing agreement with HoldCo., whereby the Company computes its Federal and State income tax liability as if it filed a separate Federal and State income tax return. HoldCo. then requires the Company to reimburse HoldCo. for payment of such tax liability and has the discretion to use the Company's tax benefits and will reimburse the Company accordingly. Current income taxes or benefits are provided for at the appropriate statutory rate applicable to the Company's earnings.

Deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Management assesses the realizability of deferred tax assets and records a valuation allowance if it is more likely than not that all of a portion of the deferred tax assets will not be realized. The deferred tax assets relate primarily from appreciation (depreciation) of stock investments and compensation awarded, but not paid for which we determine, in accordance with provisions of ASC 740, Income Taxes, are more likely than not able to be utilized due to the generation of sufficient taxable income in the future. The probability of future taxable income and historical profitability, among other factors, are considered in assessing the amount of the valuation allowance.

The deferred income tax asset reported on the statement of financial condition does not include any valuation reserve at June 30, 2015. All cumulative temporary differences are deemed more likely than not to be realized in future years.

The guidance on accounting for uncertainty in tax positions provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals for litigation processes based on technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax benefit recognized in the consolidated financial statement is the greatest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the relevant taxing authorities. The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Accounts payable and accrued expenses, in the Statement of Financial Condition.

Cash and Cash Equivalents
Cash includes cash held on deposit with the Company's custodian, Wells Fargo. Cash equivalents, invested through The Bancorp Bank, include investments in money market accounts that invest in securities issued by the U.S. government and its agencies, floating rate and variable rate demand notes of U.S. and foreign corporations, certificates of deposit and time deposits, mortgage and asset-backed securities, and fully collateralized reverse repurchase agreements.

At June 30, 2015, cash and cash equivalents consisted of demand deposits and money market funds (Level 1) which are valued at cost which approximates fair value:

Demand Deposit	$	2,231,182
JP Morgan Prime Money Market		3,373,031
Blackrock Tempfund		3,373,015
Total	$	8,977,228

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization for leasehold improvements is computed using the straight-line method over the lesser of the useful life of the improvement, or the term of the lease obligation. Maintenance and repair costs are charged to expense as incurred. The major category of fixed assets as of June 30, 2015 is Furniture, Fixtures and Equipment with a cost of $246,862. As of June 30, 2015, the Company did not have any leasehold improvements.

3. Related Parties

The Company has substantial transactions with Commonfund and its affiliated entities. Substantially all of the Company's revenues and expenses are derived from transactions with Commonfund and its affiliated entities. Commonfund and its affiliated entities provide certain "centralized services" to the Company, such as information technology, human resources administration, and accounting, for which the Company compensates Commonfund.

4. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is required to maintain minimum net capital in accordance with the SEC Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $5,327,469 at June 30, 2015. At June 30, 2015, the Company's ratio of aggregate indebtedness to net capital was 1.51 to 1 and net capital was $3,526,792 which was $3,171,627 in excess of such required net capital.

5. Concentrations of Credit Risk

The Company's cash is held at a major national U.S. bank. The Company's cash balance, which typically exceeds Federal Deposit Insurance Corporation insurance coverage, subjects the Company to a concentration of credit risk. The Company regularly monitors the credit ratings of this financial institution in order to monitor the credit risk that exists with the balances in excess of insured amounts.

6. Commitments and Contingencies

The Company has an office share agreement with Commonfund whereby the Company is charged rent based on headcount at Commonfund's headquarters. The current term of the lease agreement expire on December 31, 2015 and provides the Company with the option for an automatic one year extension expiring on December 31, 2016.

Additionally the Company has entered into an office lease agreements in San Francisco, California, expiring on June 30, 2017. This agreement provides the Company with an option to extend the lease term for an additional five years at market rates.

The Company's minimum annual lease commitments are as follows:

Fiscal Year	
2016	337,637
2017	171,621
Total	$ 509,258

In the normal course of business, the Company enters into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Incentive Compensation Plans

Commonfund implemented The Commonfund and Affiliates Incentive Compensation Policy and The Commonfund and Affiliates Contingent Incentive Compensation Plan ("the Plans") effective July 1, 2013 for all employees of the Company. As a result, all prior incentive compensation programs are no longer in effect.

Pursuant to the Plans, a portion of granted incentive awards will be deemed contingent. Contingent awards will vest ratably over a three year period, with payments made on each three anniversaries of original grant date. Actual payments are determined by applying a notional adjustment (whether positive or negative) to the contingent amounts in accordance with the plan documents approved by the Compensation Committee of Commonfund.

Compensation under the Plans including any applicable contingent value shall be paid generally by the third month following fiscal year end. The costs under the Plans are recognized in the fiscal year of the Plan year except for the contingent amount attributable to that Plan year which is recognized ratably over a three year period. The related Plan liability of $3,650,237 is included in Compensation payable in the Statement of Financial Condition. As of June 30, 2015, the unearned and unvested contingent amount under the Plans is $366,396.

8. Subsequent Events

Management has determined that there were no material events that would require adjustment to or disclosure in the Company's financial statement occurring from the date of the Statement of Financial Condition through August 26, 2015, the date to this financial statement was available to be issued.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Commonfund Securities, Inc.

We have reviewed Commonfund Securities, Inc.'s (the "Company") assertions, included in the accompanying Exemption Report Under Rule 15c3-3(k), in which (1) the Company identified 17 C.F.R. § 15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended June 30, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended June 30, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

August 26, 2015

PricewaterhouseCoopers LLP, Pricewaterhouse Coopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Commonfund Securities, Inc.
15 Old Danbury Road
P.O. Box 812
Wilton, CT 06897-0812

Tel 203-563-5000
Fax 203-762-1092
www.commonfund.org

commonfund

The Exemption Report

We as members of management of Commonfund Securities, Inc., ("CSI") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CSI claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year June 30, 2015 without exception.

Signature: ______________________

Name: Ann Chu
(Commonfund Securities, Inc. FINOP)

Title: Treasurer

Date: August 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050337 FINRA JUN
COMMONFUND SECURITIES INC
15 OLD DANBURY ROAD
PO BOX 812
WILTON CT 06897-0812

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANN CHU 203-563-5085

2. A. General Assessment (item 2e from page 2) $ 1,243.73

B. Less payment made with SIPC-6 filed (exclude interest) (650.79)
1/26/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 592.94

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 592.94

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 592.94

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COMMONFUND SECURITIES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

TREASURER
(Title)

Dated the 26 day of AUGUST, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/01/2014
and ending 6/30/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$18,282,572
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,057
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	17,782,024
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	17,785,081
2d. SIPC Net Operating Revenues	$497,491
2e. General Assessment @ .0025	$1,243.73

(to page 1, line 2.A.)

Commonfund Securities, Inc.

(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)

Statement of Financial Condition

June 30, 2015